As Filed with the Securities and Exchange Commission on January 23, 2007

Registration No. 333-[          ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AIRSPAN NETWORKS, INC.
(Exact name of registrant as specified in its charter)

Washington	75-2743995
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

777 Yamato Road
Suite 310
Boca Raton, FL 33431
(561) 893-8670
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric Stonestrom
Chief Executive Officer
777 Yamato Road
Suite 310
Boca Raton, FL 33431
(561) 893-8670
(Name, address, including zip code, and telephone number, including area code, of agents for service)

Copy to:
David E. Wells, Esq.
Hunton & Williams LLP
1111 Brickell Avenue, Suite 2500
Miami, FL 33131
(305) 810-2500

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock, par value $.0003 per share	20,069,000	$4.295	$86,196,355	$9,223.01

(1)
Consists of (a) 20,069,000 shares issuable upon conversion of Series B convertible preferred stock, par value $.0001 per share, and (b) such indeterminate number of shares pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), as may be issued with respect to the shares being registered hereunder as a result of anti-dilution adjustments to the conversion rate, stock splits, stock dividends, recapitilizations, and similar transactions.

(2)
Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act, and based upon the average of the high and low prices of the registrant's common stock on the Nasdaq Global Market on January 18, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The Selling Shareholder named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, Dated January [___], 2007

Prospectus

AIRSPAN NETWORKS, INC.

COMMON STOCK, PAR VALUE $.0003 PER SHARE
20,069,000 SHARES

This prospectus is being used in connection with the offering from time to time by Oak Investment Partners XI, Limited Partnership (the “Selling Shareholder”) and its successors, which includes its pledgees, donees, partnership distributees, and other transferees receiving the Shares from the Selling Shareholder in non-sale transfers (the “Successors”), of up to 20,069,000 shares of common stock, par value $.0003 per share (the “Shares”) of Airspan Networks, Inc., a Washington corporation (“We” or the “Company”). The Shares offered include shares that are issuable from time to time upon conversion of shares of our Series B preferred stock, par value $.0001 per share (the “Preferred Stock”), issued to the Selling Shareholder in a private placement transaction on September 25, 2006.

The Selling Shareholder and its Successors may offer the Shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. You should read the prospectus carefully before you invest.

We will not be entitled to any of the proceeds from the sale of the Shares.

Our common stock is traded on the Nasdaq Global Market (“Nasdaq”) under the symbol “AIRN”. As of January 18, 2007, the market price of the common stock was $4.295 per share. You are urged to obtain current market quotations for the common stock.

Investing in the Shares involves risks. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is     , 2007

TABLE OF CONTENTS
INCORPORATION OF DOCUMENTS BY REFERENCE	2
ABOUT THIS PROSPECTUS	2
AIRSPAN NETWORKS, INC.	3
SELLING SHAREHOLDER	6
USE OF PROCEEDS	7
PLAN OF DISTRIBUTION	7
RISK FACTORS	8
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION	22
WHERE YOU CAN FIND MORE INFORMATION	22
LEGAL MATTERS	23
EXPERTS	23
INFORMATION NOT REQUIRED IN PROSPECTUS	24
SIGNATURES	28
INDEX TO EXHIBITS	30

INCORPORATION OF DOCUMENTS BY REFERENCE

You should rely only on the information contained in this prospectus, including information incorporated by reference as described below. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation. References made to this prospectus shall include any prospectus supplement subsequently filed.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, the Shares may be resold by the Selling Shareholder and/or its Successors from time to time, in one or more offerings. This prospectus provides you with a general description of the Shares.

Please carefully read both this prospectus, together with additional information referred to in “Where You Can Find More Information,” before investing in the Shares.

The Shares are not being offered in any state where the offer is not permitted.

AIRSPAN NETWORKS, INC.

We are a global supplier of Broadband Wireless equipment and other technologies, including Voice-over-IP (VoIP) switching that allow communications service providers (often referred to as “local exchange carriers,” or simply telephone companies), Internet service providers (often referred to as “ISPs”) and other telecommunications users, such as utilities and enterprises, to cost-effectively deliver high-speed data and voice services using radio frequencies rather than wires. We call this transmission method “Broadband Wireless”. The primary market for our systems has historically been a subset of the fixed broadband wireless access systems market, which is the fixed point-to-multipoint market in radio frequencies below 6.0GHz.

Each of our wireless systems utilizes digital radio technology, which provides either wide- or local-area coverage, robust security and resistance to fading. These systems can be deployed rapidly and cost effectively, providing an attractive alternative or complement to traditional copper wire, cable, or fiber-optic communications access networks. Our products also include software tools that optimize geographic coverage of our systems and provide ongoing network management. To facilitate the deployment and operation of our systems, we also offer network installation, training and support services. A more complete description of our various wireless access systems is provided below. Our broadband wireless systems have been installed by more than 350 network operators in more than 100 countries.

Our product portfolio is comprised of a variety of products which operate based on (i) proprietary technologies we or others have developed and patented, (ii) WiMAX standards or (iii) WiFi standards. Our product portfolio also includes VoIP products.

Products Based Upon Proprietary Technologies

Our earliest products were developed and sold originally to provide wireless voice connections between network operators and their end customers. Product enhancements introduced in 1998 enabled us to offer both voice and data connectivity over a single wireless link. We have continued to develop the capabilities and features of the original products, and today we sell them as the AS4000 and AS4020 products, in systems capable of delivering high-capacity broadband data with carrier-quality voice connections to operators globally.

In October 2002, we strengthened our position in the Broadband Wireless Access (BWA) equipment market with the acquisition of the WipLL (Wireless Internet Protocol in the Local Loop) business from Marconi (“Marconi WipLL”) for $3 million in cash, and we renamed the business Airspan Networks (Israel) Limited (“Airspan Israel”). The products and services produced by Airspan Israel enable operators in licensed and unlicensed wireless bands to offer high-speed, low cost, wireless broadband connections for data and voice over the Internet, using the Internet Protocol (“IP”).

In October 2003, we began marketing our AS4030 and AS3030 product range of Airspan branded high-end point-to-multipoint and point-to-point products suitable for operators wishing to deliver service offerings to medium and large businesses and multi-tenant dwellings that require considerable bandwidth for their end users. These products, based on Orthogonal Frequency Division Multiplexing (“OFDM”) technology, can also be used for a wide range of backhaul applications, for example connecting remote base stations to a central office.

In December 2003, we acquired the fixed wireless access business of Nortel Networks known as “Proximity” for $13.1 million in cash. The Proximity products enable operators to provide carrier class circuit switched voice and data services using Time Division Multiple Access (“TDMA”) technology. We acquired inventory relating to the Proximity business as well as existing assets associated with the manufacture, development and support of the Proximity product line. We also assumed the product supply obligations associated with customer contracts and certain other liabilities and obligations along with the workforce then directly employed in the Proximity business.

Products Based on WiMAX Standards

All of the BWA products we had sold or acquired before 2005 operated according to proprietary technologies we or others had developed and patented. The same applied to BWA technologies against which we competed. At the end of 2002, a small group of BWA system and component manufactures, including Intel Corporation and Airspan, formed the WiMAX Forum. The goal of the Forum was to create global standards to ensure true interoperability between BWA systems. The founding members believed that interoperability was essential to the future growth of the broadband wireless market. By the end of 2005, the Forum members, working together with the Institute of Electrical and Electronics Engineers (IEEE), had established the first three WiMAX standards - the IEEE 802.16a standard; the IEEE 802.16-2004 WirelessMAN® Standard for Wireless Metropolitan Area Networks (formerly the 802.16d) standard, intended for fixed and some nomadic applications; and the 802.16-2005 (formerly the 802.16e) standard, intended for mobile and some nomadic/portable applications. See the “Risk Factors” section of our Form 10-K for a discussion of some of the potential implications for Airspan of the introduction of standard-based systems and technologies.

Where we refer in this document to “WiMAX” products, we are referring to both WiMAX Forum CertifiedTM products (those products that been certified as meeting the standards established by the WiMAX Forum) and non-certified products that we believe we have manufactured according to those standards but which may or may not become WiMAX Forum CertifiedTM products in the future.

AS.MAX Product Portfolio

Our first products based on WiMAX standards, part of our “AS.MAX” product portfolio, were introduced in March 2005. “AS.MAX” is a portfolio of WiMAX systems comprising Base Stations and Customer Premise Equipment (“CPEs”) based on the 802.16 standard. As of the date of this report, we have available three primary types of Base Stations - the MacroMAX base station, the MicroMAX base station and the HiperMAX base station - and two types of CPEs - the indoor self-installable EasyST, and the outdoor mounted ProST.

The AS.MAX product range is designed to serve both:

•	our traditional fixed point-to-multipoint BWA market; and

•	new markets, such as the BWA market for nomadic and portable, and eventually mobile, applications.

In March 2006, we announced that the MacroMAX base station and the EasyST CPE had been certified in the 3.5GHz band by the WiMAX Forum as meeting the standards required by the IEEE for interoperability.

In June 2006, we announced the availability of the AS.MAX MicroMAX base station and ProST Wi-Fi access point for deployment in the Public Safety and Municipal Wireless markets in the USA. The system is available in the licensed 4.9GHz band for Public Safety applications and in the unlicensed 5.8GHz band for Municipal Wireless systems. By combining 802.11 Wi-Fi for access and 802.16 WiMAX for backhaul in a single integrated package, we provide the benefits of WiMAX range, capacity and quality of service together with the flexibility of Wi-Fi at no extra cost.

In October 2006, we announced that the MicroMAX base station had been certified in the 3.5GHz band by the WiMAX Forum as meeting the standards required by the IEEE for interoperability.

In October 2006, we announced the launch of our HiperMAX base station portfolio. The HiperMAX base station is based on an industry-leading design that uses a fully Software Defined Radio (SDR) that enables network operators to use the platform for either mobile or fixed WiMAX services. HiperMAX products also allow for simultaneous mobile and fixed operation from the same baseband and radio transceiver hardware.

Products Based on WiFi Standards

In November 2005 we acquired Radionet Oy, a Finnish limited liability company (“Radionet”), for $2 million in cash. Established in 2000, Radionet is a leading provider of municipal wireless Hotzones, community networks, mobile broadband solutions for industrial applications, such as ports, mines and public transport, and link solutions for wireless backhaul and enterprises. Radionet’s environmentally-robust product portfolio, operating in unlicensed frequency bands using IEEE 802.11 a/b/g WiFi standards, delivers high performance connectivity with built-in bandwidth management and advanced security features. The Radionet product architecture includes network and subscriber management capabilities and Radionet’s patented “MageIP”™ technology allows roaming within Hotzones, offering seamless mobility between access points and subnets in a wireless network. The acquisition added to our product portfolio wireless products that operate according to the IEEE 802.11 standard for wireless local area networks (also known as WiFi). Radionet products are now being sold under the “AS.NET” name.

Our AS.MAX and AS.NET products constitute our first entry into the market of open-standard systems, in which products that operate according to the same standards are interoperable. AS.MAX and AS.NET support nomadic and portable users in addition to our traditional fixed broadband access users. AS.NET systems also have the ability to support mobile users today. In June 2006, we announced the availability of AS.NET SR2.0 enhancements targeted at the North American market. We believe that the new higher power radios and Quality of Service (QoS) features available on our AS.NET product line are significant improvements for operators looking to expand their coverage area and service offerings.

Voice Over Internet Protocol (VoIP) Products

In June 2005, we acquired all of the outstanding shares of capital stock of ArelNet Ltd (“ArelNet”). ArelNet is a pioneer in VoIP network infrastructure equipment and solutions, including soft switches and gateways supporting all major VoIP standards. ArelNet has extensive experience worldwide, having installed network equipment with a capacity exceeding two billion minutes per year. The final purchase price of $9.1 million included $4.0 million of cash, $4.7 million for shares in Airspan and $0.3 million in Airspan options. The ArelNet product portfolio (“AS.TONE”) gives us the ability to sell VoIP products on a stand-alone basis or in combination with AS.MAX or Radionet products to operators wishing to offer voice services over their IP-based networks.

Our corporate headquarters are located in Boca Raton, Florida. Our primary operations, manufacturing and product development centers are located in Uxbridge, U.K., and Airport City, Israel. Our telephone number in Boca Raton is (561) 893-8670. Further contact details and the location of all Airspan's worldwide offices may be found at www.airspan.com.

SELLING SHAREHOLDER

The following table provides the name of the Selling Shareholder and the number of shares of common stock beneficially owned by the Selling Shareholder as of January 11, 2007 on an as-converted to common stock basis. When we refer to the Selling Shareholder in this prospectus, we mean the person listed in the table below, as well as the pledgees, donees, assignees, transferees, successors, partnership distributees and others who later hold any of the Selling Shareholder’s interests.

Beneficial ownership is determined in accordance with the rules of the SEC. Percentage of beneficial ownership as of January 11, 2007, is based upon 40,490,838 shares of common stock outstanding on an as-converted to common stock basis (assuming conversion of the Shares, but without giving effect to the exercise or conversion of any other outstanding options, warrants or convertible securities).

The Shares are issuable on conversion of shares of our Series B Preferred Stock that the Selling Shareholder purchased in a private placement on September 25, 2006. For more information related to this transaction, see our Current Reports on Form 8-K filed with the Securities and Exchange Commission on August 1, 2006 and September 25, 2006. The following description is a summary only, and you should read these 8-Ks and the documents attached as exhibits for more complete information.

In connection with our issuance of Series B Preferred Stock, we agreed to register the Shares with the Securities and Exchange Commission. The Selling Shareholder agreed not to sell 12,517,200 of the Shares until December 31, 2006. These 12,517,200 Shares have been or will be released from this contractual lock-up as follows:

•	2,517,200 of the Shares were released on December 31, 2006;

•	3,333,334 of the Shares will be released on June 25, 2007;

•	3,333,333 of the Shares will be released on September 25, 2007; and

•	3,333,333 of the Shares will be released on December 25, 2007.

All Shares will be released from the lock-up earlier if:

•	a change of control or liquidation of Airspan occurs; or

•
the Selling Shareholder sends us notice that it has reasonably concluded that we breached the representations and warranties we made to the Selling Shareholder, if the breach results in a 20% or greater decline in the value of the Selling Shareholder’s investment in us.

The holders of Series B Preferred Stock are entitled to certain rights, such as:

•	a liquidation preference initially equal to $290 per share over our common stock in the event of a change of control or liquidation of Airspan;

•
the right to approve corporate actions such as amendments to our Articles of Incorporation that adversely affect the Series B Preferred Stock, the creation of securities with rights that are senior to or pari passu with the rights of the Series B Preferred Stock, payments of dividends or the creation of any new debt instrument or increase of any existing debt obligation, excluding trade payables and capital lease lines, if thereafter our aggregate indebtedness entered into after September 25, 2006 exceeds $10,000,000; and

•
the right to elect one member to the Company’s Board of Directors as long as Oak Investment Partners XI, Limited Partnership is a majority holder of the Series B Preferred Stock and the beneficial holder of at least 15% of the Company’s common stock.

The rate at which the Series B Preferred Stock converts to shares of our common stock (the “Conversion Rate”) is subject to anti-dilution adjustments pursuant to a broad-based weighted average formula for certain issuances of equity securities by us below $2.90. The Conversion Rate will not adjust due to issuances in connection with merger and acquisition activity, if any, the payment of dividends or certain fees to the holders of Series B Preferred Stock, or the issuance of up to 5 million of securities as part of the our existing equity compensation plans.

Since the Selling Shareholder may sell all, some or none of their respective shares, we cannot estimate the aggregate number and percentage of shares of common stock that the Selling Shareholder will offer pursuant to this prospectus or that the Selling Shareholder will own upon completion of an offering to which this prospectus relates.

	Shares Beneficially Owned Prior to this Offering
Name of Selling Shareholder	Number	Percent
Oak Investment Partners XI, Limited Partnership (1) c/o Oak Management Corporation One Gorham Island Westport, CT 06880	20,105,614	33.2%

(1) Consists of (i) 20,069,000 shares of common stock issuable on the conversion of the Company’s Series B Preferred Stock owned by Oak Investment Partners XI, Limited Partnership, (ii) 35,918 shares of common stock owned by Oak Investment Partners VIII, Limited Partnership and (iii) 696 shares owned by Oak VIII Affiliates Fund, Limited Partnership. Excludes an aggregate of 133,241 shares of Common Stock held Messrs. Glassmeyer and Harman and Ms. Lamont.

The names of the parties who share power to vote and share power to dispose of the shares held by Oak Investment Partners XI, Limited Partnership are Fredric W. Harman, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer, Gerald R. Gallagher and David B. Walrod, all of whom are managing members of Oak Associates XI, LLC, the General Partner of Oak Investment Partners XI, Limited Partnership. Fredric W. Harman, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer, Gerald R. Gallagher and David B. Walrod disclaim beneficial ownership of the securities held by such partnership in which Fredric W. Harman, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer, Gerald R. Gallagher and David B. Walrod do not have a pecuniary interest.

The names of the parties who share the power to vote and share power to dispose of the shares held by Oak Investment Partners VIII, Limited Partnership and Oak VIII Affiliates Fund, Limited Partnership are Fredric W. Harman, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer and Gerald R. Gallagher, all of whom are managing members of both Oak Associates VIII, LLC, the General Partner of Oak Investment Partners VIII, Limited Partnership, and Oak VIII Affiliates, LLC, the General Partner of Oak VIII Affiliates Fund, Limited Partnership. Fredric W. Harman, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer and Gerald R. Gallagher disclaim beneficial ownership of the securities held by such partnership in which Fredric W. Harman, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer and Gerald R. Gallagher do not have a pecuniary interest.

USE OF PROCEEDS

The Shares are being sold by the Selling Shareholder acting as principal for its own account. We will not be entitled to any of the proceeds from such sales.

PLAN OF DISTRIBUTION

The Shares may be offered and sold from time to time by the Selling Shareholder. The Selling Shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Selling Shareholder and its successors, which includes its pledgees, donees, partnership distributees, and other transferees receiving the Shares from the Selling Shareholder in non-sale transfers (the “Successors”), may sell the shares being offered hereby on the Nasdaq Global Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

•
transactions on the Nasdaq Global Market or any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our Common Stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	in connection with short sales of the shares;

•	by pledge to secure debt and other obligations;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

•	through a combination of any of the above transactions.

The Selling Shareholder and its Successors may sell the Shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We entered into an agreement for the benefit of the Selling Shareholder to register the Shares under applicable federal and state securities laws. This agreement provides for cross- indemnification of the Selling Shareholder and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Shares, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the Selling Shareholder incident to the offering and sale of the Shares.

We have advised the Selling Shareholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the Shares in the market and to the activities of the Selling Shareholder and its affiliates. In addition, we will make copies of this prospectus available to the Selling Shareholder and have informed it of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares pursuant to the prospectus. The Selling Shareholder may indemnify any broker-dealer than participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of Shares is made, if required, a prospectus supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

RISK FACTORS

If we continue to incur substantial losses and negative operating cash flows, we may not succeed in achieving or maintaining profitability in the future.

We have incurred net losses since we became an independent company, and as of December 31, 2005 we had an accumulated deficit of $203 million. We anticipate that we will continue to experience negative cash flows over the next 12 months. Our operating losses have been due in part to the commitment of significant resources to our research and development and sales and marketing organizations. We expect to continue to devote resources to these areas and, as a result, we will need to continue increasing our quarterly revenues to achieve and maintain profitability. We cannot be certain that we will achieve sufficient revenues for profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.

Any reduction in expenditures by communications service providers could have a negative impact on our results of operations.

We believe telecommunications carriers and service providers continue to spend less annually on capital investments and network expansions than they did at the end of the prior decade. Service providers have operated at reduced capital spending levels for a number of years, and there is no indication that they will increase spending to earlier levels in the foreseeable future. Any further decline in their capital spending may reduce our sales, increase the need for inventory write-offs and could result in downward pressure on the price of our products, all of which would have a material adverse effect on our results of operations and stock price.

Since a significant percentage of our expenses are fixed and do not vary with revenues, our quarterly operating results are volatile and difficult to predict, and our stock price could decline.

We believe that period-to-period comparisons of our operating results are not necessarily meaningful. Since our customers are not typically required to purchase a specific number of our products in any given quarter, we may not be able to accurately forecast our quarterly revenues. Revenues are further affected if major deployments of our products do not occur in any particular quarter as we anticipate and/or our customers delay shipments or payments due to their inability to obtain licenses or for other reasons. As a result, our quarterly operating results have fluctuated in the past and will likely vary in the future. This could cause the market price of our common stock to decline. Other factors that may affect our quarterly operating results and our stock price include the loss of a major customer, our ability to react quickly to new competing technologies, products and services which may cause us to lose our customers, or if our suppliers and manufacturers are not able to fulfill our orders as a result of a shortage of key components that leads to a delay in shipping our products. We incur expenses in significant part based on our expectations of future revenue, and we expect our operating expense, in particular salaries and lease payments, to be relatively fixed in the short run. Accordingly, any unanticipated decline in revenue for a particular quarter could have an immediate negative effect on results for that quarter, possibly resulting in a change in financial estimates or investment recommendations by securities analysts, which could result in a fall in our stock price. The results of any one quarter should not be relied upon as an indication of future performance.

If we are not able to implement a program to reduce costs over time, introduce new products or increase sales volume to respond to declines in the average selling prices of our products, our gross margin may decline.

We expect the average selling prices of our products to decline due to a number of factors, including competitive pricing pressures, rapid technological change, industry standardization and volume sales discounts. Accordingly, to maintain or increase our gross margin, we must develop and introduce new products or product enhancements with higher gross margins and implement cost reductions. If our average selling prices continue to decline and we are not able to maintain or increase our gross margin, our results of operations could be harmed.

Our industry is subject to change as a result of emerging new technologies and industry standards.

The market for BWA equipment has historically been characterized by rapid technological developments and evolving industry standards. Our future success will therefore depend on our ability to adapt to these new standards and to successfully introduce new technologies that meet customer preferences. Accordingly, our success selling certain types of BWA equipment in one year should not be considered indicative of our future sales efforts.

Although we have been marketing BWA equipment for many years, our experience marketing and supplying WiMAX equipment has only been developed since August 2005. Although our AS.MAX products have performed to date in accordance with our expectations, the AS.MAX products are still relatively new products and their future commercial success is not yet certain. Some of our competitors have developed and are currently marketing WiMAX equipment. Although we believe our AS.MAX products compare favorably to the existing competitive products in terms of price, performance, features and ease of use, we do not have enough information at this time to determine if our potential customers will share our perceptions.

If WiMAX does become a principal standard for the BWA industry, we face the risk that our non-WiMAX products will become obsolete. In such event, we anticipate that our results of operations would be materially adversely affected unless our sales of AS.MAX products compensate for the loss of sales of non-WiMAX products. In the course of committing to research and development, enhancing our existing products and developing the AS.MAX product line, we have made projections and assumptions about the potential demand for our various product lines. If our projections or assumptions are incorrect for any reason, we anticipate that our product lines will not sell as projected and our results of operations will be materially adversely affected.

Since we incur most of our expenses and a portion of our cost of goods sold in foreign currencies, fluctuations in the values of foreign currencies could have a negative impact on our profitability.

Although 96% of our sales in 2005 and a majority of our cost of goods sold were denominated in US dollars, we incur most of our operating expenses in British pounds and, to a lesser extent, New Israeli Shekels. We expect these percentages to fluctuate over time. Fluctuations in the value of foreign currencies could have a negative impact on the profitability of our global operations and our business and our currency hedging activities may not limit these risks. The value of foreign currencies may also make our products more expensive than local products.

We operate in highly dynamic and volatile industries characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles.

The markets for our products have been characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles. Our success depends, in substantial part, on the timely and successful introduction of high quality new products and upgrades, as well as cost reductions on current products to address the operational speed, bandwidth, efficiency and cost requirements of our customers. With the adoption by the wireless broadband industry of the IEEE 802.16 and ETSI HiperMAN wireless MAN standards, our success will also depend on our ability to comply with these and other emerging industry standards, to operate with products of other suppliers.

With the acquisition of our new AS.TONE and AS.NET product portfolios, we are moving more and more of our products to IP (Internet Protocol) based operating systems. The development of new, technologically advanced IP-optimized networking solutions and software products is a complex and uncertain process requiring high levels of innovation, as well as the anticipation of technological and market trends. Our commitment to develop and refine our IP based operating systems may result in our expenses growing at a faster rate than our revenues, particularly since the initial investment to bring a new or enhanced product to market may be high. We may not be successful in targeting new market opportunities, in developing and commercializing new products in a timely manner or in achieving market acceptance for our new products.

The success of new or enhanced products depends on a number of other factors, including the timely introduction of those products, market acceptance of new technologies and industry standards, the perceived quality and robustness of new or enhanced products, competing product offerings, the pricing and marketing of our products and the availability of funding for those networks. Products and technologies developed by our competitors may render our products obsolete. If we fail to respond in a timely and effective manner to unanticipated changes in one or more of the technologies affecting telecommunications and data networking or our new products or product enhancements fail to achieve market acceptance, our ability to compete effectively in our industry, and our sales, market share and customer relationships could be materially and adversely affected.

In addition, unanticipated changes in market demand for products based on a specific technology, particularly lower than anticipated demand for IP-optimized networking solutions in either broadband wireless applications or on a stand-alone basis, could have a material adverse effect on our business, results of operations and financial condition if we fail to respond to those changes in a timely and effective manner.

The adoption of open standards in the broadband wireless communications industry could result in increased competition.

Prior to the adoption of the WiMAX standards, we sold products that operated on our own, proprietary operating technologies. We anticipate that we and other BWA equipment suppliers will increasingly sell products that are WiMAX Forum Certified. With the adoption of WiMAX as the new industry standard for broadband wireless communications, many of those proprietary technologies will no longer be used in Airspan products. As a result, as it brings its new WiMAX-based systems to market, we expect that we will face increased competition from a number of other manufacturers who are no longer restricted by our intellectual property rights from building competing products. To remain competitive, we believe we will need to must continue to invest significant resources in research and development, sales and marketing and customer support for WiMAX. We cannot be certain that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to remain competitive. In developing products that conform to defined wireless-industry standards, we recognize that, by diminishing product differentiation, standardization may lower the barriers to entry by other manufacturers in the markets in which we seek to sell our products. If companies with greater resources than us choose to manufacture any standards-based products to compete with us, this may cause competition to be based on criteria such as the relative size, resources, marketing skills and financial incentives provided by our competitors, where we may be weaker than if competition is based on product differentiation alone. If we are unable to maintain our position as a technology leader in this market of open standards and broader competition, we may suffer reductions in revenues and margins and loss of market share, revenues and operating margins, which could result in reduced stock prices.

If we are not able to implement a program to conform our products to industry standards or to successfully market and sell our standards-based products, our revenues may decline

We have developed and continue to develop certain of our products in accordance with existing, emerging and anticipated wireless-industry standards. In particular, we develop our AS.MAX wireless products and product features to conform to IEEE 802.16-2004 and IEEE 802.16e standards. If our products fail to comply with these standards, we may not be able to sell them. Industry standards are subject to change from time to time by their regulatory bodies. If, as a result of any changes, the products we have developed fail to meet industry standards, as revised, we may not be able to sell such products.

Our future success depends in part on the successful adoption by our customers of products that meet these industry standards. If the wireless broadband market does not adopt these standards or if our customers are unable to successfully deploy products based on these standards, we will not be successful selling these products.

In developing products that conform to defined wireless-industry standards, we recognize that, by diminishing product differentiation, standardization may lower the barriers to entry by other manufacturers in the markets in which we seek to sell our products. If companies with greater resources than us choose to manufacture any standards-based products to compete with us, this may cause competition to be based on criteria such as the relative size, resources, marketing skills and financial incentives provided by our competitors, where we may be weaker than if competition is based on product differentiation alone.

Competition from larger, better-capitalized or emerging competitors could result in price reductions, reduced gross margins and loss of or inhibited growth of market share.

We compete in a relatively new, rapidly evolving and highly competitive and fragmented market. We now compete with companies that are producing both mobile and fixed wireless communications systems, wired DSL, cable networks, fiber optic cable and occasionally satellite technologies and other new entrants to this industry, as well as traditional communications companies.

Competitors vary in size and scope, in terms of products and services offered. With respect to the fixed broadband wireless solutions we offer today to serve in licensed and unlicensed frequencies, we believe we compete directly with Siemens, Alcatel, Motorola, Alvarion, Terabeam, SR Telecom, with a number of smaller privately-held companies and with the divisions of a number of institutional telecommunication equipment companies. We also believe we compete indirectly with a number of large telecommunication equipment suppliers such as Alcatel and Harris.

Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies such as WiMAX and changes in customer requirements, or to devote greater resources to the development, promotion, sale and financing of their products than we can. Furthermore, some of our competitors have made or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain customer market share rapidly. These competitors may enter our existing or future markets with systems that may be less expensive, provide higher performance or contain additional features.

We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that may supplant or provide lower-cost alternatives to our systems. This or other factors may result in changes in the market valuations of our competitors, which have been volatile recently, and could cause our stock price to fall. To remain competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be certain that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to remain competitive.

An inability to overcome competition from alternative communication systems could adversely affect our results of operations.

We believe we encounter, and may increasingly encounter, competition from competing wireless technologies such as cellular technology. Cellular networks are now capable of delivering both voice and broadband data connectivity to fixed, mobile, nomadic and portable applications. These technologies, such as 1XRTT and EVDO, have the ability to provide for multiple voice channels and rate data services at transmission rates of 512Kbps on the uplink and 2.4 Mbps on the down link. Their data rates speeds continue to improve as they are modified. In addition, our technology competes with other high-speed solutions, such as wired DSL, cable networks, fiber optic cable and occasionally satellite technologies. The performance and coverage area of our wireless systems are dependent on certain factors that are outside of our control, including features of the environment in which the systems are deployed, such as the amount of clutter (natural terrain features and man-made obstructions) and the radio frequency available. Any inability to overcome these obstacles may make our technology less competitive in comparison with other technologies and make other technologies less expensive or more suitable. Our business may also compete in the future with products and services based on other wireless technologies and other technologies that have yet to be developed.

We currently depend on a few key customers for substantially all of our sales. A loss of one or more of those customers could cause a significant decrease in our net revenue.

We currently derive, and expect to continue to derive, a substantial percentage of our net sales from fewer than ten customers. In fiscal 2005, 71% of our revenue was derived from our top ten customers. In fiscal 2005, Axtel accounted for approximately 56% of our annual revenue and was the only customer that individually accounted for more than 10% of our annual revenue. In fiscal 2006, we believe that Axtel and Yozan Inc. of Japan will account for approximately 45% of our projected annual revenue. It is possible that in fiscal 2007, Axtel and Yozan may account for greater than 25% of our projected annual revenue. We believe that there are certain economies of scale inherent in our industry. Accordingly, the loss of Axtel or Yozan as a customer or the loss of any large percentage of our customer contracts could negatively impact our gross profit margins, our profitability and efforts to preserve cash resources.

Axtel has the right to terminate the Axtel supply agreement if we fail to comply with the terms and conditions of the agreement and such breach is not cured. For instance, if we fail to meet delivery schedules or if we fail to deliver products and services that meet the contract specifications, Axtel may claim we breached the agreement. Even if such failures are solely attributable to the acts or failures to act of third parties, Axtel may have the right to terminate the agreement. Additionally, Axtel itself has a limited operating history having only commenced operations in 1999, and is subject to its own competitive pressures and operating constraints in the Mexican economy. If Axtel should fail for any reason, or fail to have access to debt and equity markets for liquidity, it may not be able to continue to make purchases at the same levels as prior years.

Yozan also has the right to terminate our supply agreement if we fail to comply with the terms and conditions of the agreement and such breach is not cured. For instance, if we fail to meet delivery schedules or if we fail to deliver products and services that meet the contract specifications, Yozan may claim we breached the agreement. Yozan is subject to its own competitive pressures and operating constraints in the Japanese economy. If Yozan should fail for any reason, or fail to have access to debt and equity markets for liquidity, it may not be able to make the purchases that we have forecast commitments under our supply agreement.

The amount of revenue we derive from a specific customer is likely to vary from period to period, and a major customer in one period may not produce significant additional revenue in a subsequent period. We anticipate that our operating results will continue to depend on sales to a small number of key customers in the foreseeable future. In general, our contracts with our customers involve major deployments that require several months to fulfill, so our results may depend on the same major customers for consecutive quarters. Once a contract is fulfilled, we cannot assure you that the customer will continue to purchase upgrades or services from us, or possibly new products. It is necessary therefore for us to continually seek new customers in order to increase our revenue. To the extent that any major customer terminates its relationship with us, our revenues could decline significantly.

We face certain risks related to the Yozan contract amendment

We face the risk that Yozan will materially delay or seek to cancel equipment orders. In a Memorandum of Understanding (MOU) signed on September 8, 2006, we agreed with Yozan that the amount of the original supply agreement will be reduced from $42.9 million to approximately $28 million. As of the end of the third quarter of 2006, approximately $19.5 million of equipment had been delivered to Yozan, most of which had been accepted by Yozan. Yozan has made payments totaling $19.0 million for this equipment. The MOU requires delivery of 2,000 MicroMAX-SDR Base Stations and 20,000 subscriber terminals, but the final composition of products to be delivered may change under the agreement. The parties agreed to use reasonable efforts to complete deliveries by the end of 2006, but accept that reasonable delays may occur in the delivery schedule. The remaining $8.5 million of equipment contracted for is subject to revised payment terms, including payment by Yozan 45 days after equipment acceptance. Scheduling of future deliveries is still under discussion.

In the second quarter of 2006, we took a $4.4 million charge related to an excess inventory provision reflecting our estimate of the most probable amount of excess inventories and purchase commitments (net of amounts that are cancelable), based on the amount we expected to deliver to Yozan under the amended supply contract. Since then, as a result of our ability to cancel or reduce some inventory purchase commitments with our contract manufacturers, and to obtain some more favorable payment and delivery terms for some of the inventories that are still to be delivered under orders we placed originally to fulfill the Yozan supply agreements, we revised our estimates of the most probable amount of excess inventories and purchase commitments. Accordingly, we reduced the amount of the provision by approximately $1.3 million in the third quarter of 2006. The charge may increase, however, if Yozan does not fully honor its amended purchase commitments in the agreed timeframe.

Our customer contracts vary widely in terms and duration, with a many of our customers executing only short-term purchase orders, and allow our customers to terminate without significant penalties.

Our contracts and purchase orders are separately negotiated with each of our customers and the terms vary widely. A majority of our customers may only execute short-term purchase orders for a single or a few systems at one time instead of long-term contracts for large-scale deployment of our systems. These contracts and purchase orders do not ensure that they will purchase any additional products beyond that specifically listed in the order.

Moreover, since we often believe that these purchase orders may represent the early portion of longer-term customer programs, we often expend significant financial, personnel and operational resources to fulfill these orders. If our customers fail to purchase additional products to fulfill their programs as we hope, we may be unable to recover the costs we incur and our business could suffer.

In addition, our general framework contracts are generally non-exclusive and contain provisions allowing our customers to terminate the agreement without significant penalties. Our contracts also may specify the achievement of shipment, delivery and installation commitments. If we fail to meet these commitments or negotiate extensions in a timely manner, our customers may choose to terminate their contracts with us or impose monetary penalties.

Changes in telecommunications regulation or delays in receiving licenses could adversely affect many of our customers and may lead to lower sales.

Many of our customers are subject to extensive regulation as communications service providers. Changes in legislation or regulation that adversely affect those existing and potential customers could lead them to delay, reduce or cancel expenditures on communications access systems, which actions would harm our business. In the past, we have suffered the postponement of anticipated customer orders because of regulatory issues. The resolution of those issues can be lengthy and the outcome can be unpredictable. We have also received orders in the past from customers that were contingent upon their receipt of licenses from regulators, the timing of which were uncertain. The receipt of licenses by our customers may occur a year or more after they initially seek those licenses, or even after they place orders with us.

At present there are few laws or regulations that specifically address our business of providing communications access equipment. However, future regulation may include access or settlement charges or tariffs that could impose economic burdens on our customers and us. We are unable to predict the impact, if any, that future legislation, judicial decisions or regulations will have on our business.

Our sales cycle is typically long and unpredictable, making it difficult to accurately predict inventory requirements, forecast revenues and control expenses.

Typically our sales cycle can range from one month to two years and varies by customer. The length of the sales cycle with a particular customer may be influenced by a number of factors.

Before we receive orders, our customers typically test and evaluate our products for a period that can range from a month to more than a year. In addition, the emerging and evolving nature of the communication access market may cause prospective customers to delay their purchase decisions as they evaluate new and/or competing technologies or, wait for new products or technologies to come to market. As the average order size for our products increases, our customers’ processes for approving purchases may become more complex, leading to a longer sales cycle. We expect that our sales cycle will continue to be long and unpredictable. Accordingly, it is difficult for us to anticipate the quarter in which particular sales may occur, to determine product shipment schedules and to provide our manufacturers and suppliers with accurate lead-time to ensure that they have sufficient inventory on hand to meet our orders. Therefore, our sales cycle impairs our ability to forecast revenues and control expenses.

Our international sales may be difficult and costly as a result of the political, economic and regulatory risks in those regions.

Sales to customers based outside the US have historically accounted for a substantial majority of our revenues. In 2005, our international sales (sales to customers located outside the US which includes a small percentage of US customers where the final destination of the equipment is outside of the US) accounted for 93% of our total revenue, with sales to customers in Latin America, particularly Mexico, accounting for 65% of total revenue, and sales to customers in Europe, Asia and Africa accounting for 13%, 10% and 5%, respectively, of total revenue. In many international markets, long-standing relationships between potential customers and their local suppliers and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuing international opportunities may require significant investments for an extended period before returns on such investments, if any, are realized and such investments may result in expenses growing at a faster rate than revenues. The following risks inherent in international business could reduce the international demand for our products, decrease the prices at which we can sell our products internationally or disrupt our international operations, which could adversely affect our operations:

•	the imposition of tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;

•	import or export controls, including licensing or product-certification requirements;

•	unexpected changes in government policies or regulatory requirements in the Unites States or in foreign governments and delays in receiving licenses to operate;

•	political instability and acts of war or terrorism;

•	economic instability, including the impact of economic recessions;

•
difficulty in staffing and managing geographically diverse operations, including our reluctance to staff and manage foreign operations as a result of political unrest even though we have business opportunities in a country;

•
any limitation on our ability to limited ability to enforce intellectual property rights or agreements in regions where the judicial legal systems may be less developed or less protective of intellectual property or contractual rights;

•	capital and exchange control programs;

•	challenges caused by distance, language and cultural differences;

•	fluctuations in currency exchange rates;

•	labor unrest;

•	restrictions on the repatriation of cash;

•	the nationalization of local industry; and

•	potentially adverse tax consequences.

We may not be able to expand our sales and distribution capabilities, including establishing relationships with distributors and major system integrators and telecommunications equipment OEMs, which would harm our ability to generate revenue.

We believe that our future success, particularly with respect to WiMAX, will depend upon our ability to expand our direct and indirect sales operations, including establishing relationships with distributors and major system integrators and telecommunications equipment OEMs. While we have been at times successful in signing country-specific OEM agreements with major suppliers such as Siemens and L.M. Ericsson, we cannot be certain that we will be successful in maintaining or expanding these agreements.

Our operations in Israel may be disrupted by political and military tensions in Israel and the Middle East.

We conduct various activities related to the WipLL, WiMAX and AS.TONE products in Israel, including: research and development; design; raw material procurement; and manufacturing through manufacturing subcontractors based in Israel. Our operations could be negatively affected by the political and military tensions in Israel and the Middle East.

Israel has been involved in a number of armed conflicts with its neighbors since 1948 and a state of hostility, varying in degree and intensity, has led to security and economic problems in Israel. Since September 2000, a continuous armed conflict with the Palestinian Authority has been taking place. While these conflicts have not had a material adverse effect on our operations in the past, conditions in Israel could, in the future, disrupt the development, manufacture and/or distribution of our products.

Our dependence on key suppliers and contract manufacturers may result in product delivery delays if they do not have components in stock or terminate their non-exclusive arrangements with us.

Some of the key components of our products are purchased from single vendors, including printed circuit board assemblies, application specific integrated circuits and radio frequency filters, for which alternative sources are generally not readily available in the short to medium term. If our vendors fail to supply us with components because they do not have them in stock when we need them, if the supply of the components in the market is limited, or if our vendors reduce or eliminate their manufacturing capacity for these components or enter into exclusive relationships with other parties which prevent them from selling to us, we could experience significant delays in shipping our products while we seek other supply sources, which may result in our customers claiming damages for delays. At times we have been forced to purchase these components from distributors instead of from the manufacturers, which has significantly increased our costs. During the second quarter of 2005, as a result of a temporary shortage of components, we experienced temporary difficulty manufacturing enough products to meet certain existing orders in a timely manner. We do not have long-term contracts with all of our suppliers. Instead, we execute purchase orders approximately three to six months in advance of when we believe we may need the components. These purchase orders are non-exclusive, and we are generally not required to purchase any minimum volume of components from any of these suppliers. In those instances in which we do not have a long-term contract with a supplier, the supplier may terminate our relationship upon six months’ prior notice.

In addition, we generally outsource our manufacturing processes to subcontractors all of whom rely on our forecasts of future orders to make purchasing and manufacturing decisions. We provide them with forecasts on a regular basis. If a forecast turns out to be inaccurate, it may lead either to excess inventory that would increase our costs or a shortage of components that would delay shipments of our systems. Our contracts with our major manufacturing subcontractors are non-exclusive and most contracts may be terminated with six months notice by either party without significant penalty. Other than agreeing to purchase the materials we request in the forecasts, we do not have any agreements with them to purchase any minimum volume.

If we lose Eric Stonestrom or any of our other executive officers, we may encounter difficulty replacing their expertise, which could impair our ability to implement our business plan successfully.

We believe that our ability to implement our business strategy and our future success depends on the continued employment of our senior management team, in particular our president and chief executive officer, Eric Stonestrom. Our senior management team, who have extensive experience in our industry and are vital to maintaining some of our major customer relationships, may be difficult to replace. The loss of the technical knowledge and management and industry expertise of these key employees could make it difficult for us to execute our business plan effectively, could result in delays in new products being developed, lost customers and diversion of resources while we seek replacements.

We may not have adequate protection for our intellectual property, which may make it easier for others to misappropriate our technology and enable our competitors to sell competing products at lower prices and harm our business.

Our success has historically depends in part on proprietary technology. We have historically relied on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions on disclosure to protect our intellectual property rights associated with our products other than AS.MAX. Despite our efforts to protect our proprietary rights, we cannot be certain that the steps we have taken will prevent misappropriation of our technology, and we may not be able to detect unauthorized use or take appropriate steps to enforce our intellectual property rights. The laws of some foreign countries, particularly in Asia, do not protect our proprietary rights to the same extent as the laws of the US and the UK, and we may encounter substantial infringement problems in those countries. In addition, we do not file for patent protection in every country where we conduct business. In instances where we have licensed intellectual property from third parties, we may have limited rights to institute actions against third parties for infringement of the licensed intellectual property or to defend any suit that challenges the validity of the licensed intellectual property. If we fail to adequately protect our intellectual property rights, or fail to do so under applicable law, it would be easier for our competitors to copy our products and sell competing products at lower prices, which would harm our business.

Our products may infringe on the intellectual property rights of third parties, which may result in lawsuits that could be costly to defend and prohibit us from selling our products.

Third parties could assert exclusive patent, copyright, trademark and other intellectual property infringement claims against the technologies that are important to us. If any inquiry from a third party relating to patents or trademarks leads to a proceeding against us and we are unable to defend ourselves successfully, our ability to sell our products may be adversely affected and our business would be harmed. In addition, third parties may assert claims, or initiate litigation against us, or our manufacturers, suppliers or customers with respect to existing or future products, trademarks or other proprietary rights. Any claims against us, or customers that we indemnify against intellectual property claims, with or without merit, may:

•	be time-consuming, costly to defend and harm our reputation;

•	divert management’s attention and resources;

•	cause delays in the delivery of our products;

•	require the payment of monetary damages;

•	result in an injunction, which would prohibit us from using these technologies and require us to stop shipping our systems until they could be redesigned, if possible; and

•	require us to enter into license or royalty agreements, which may not be available on acceptable terms or require payment of substantial sums.

A material defect in our products that either delays the commencement of services or affects customer networks could seriously harm our credibility and our business, and we may not have sufficient insurance to cover any potential liability.

Fixed wireless devices are highly complex and frequently contain undetected software or hardware errors when first introduced or as new versions are released. We have detected and are likely to continue to detect errors and product defects in connection with new product releases and product upgrades. In the past, some of our products have contained defects that delayed the commencement of service by our customers.

If our hardware or software contains undetected errors, we could experience:

•	delayed or lost revenues and reduced market share due to adverse customer reactions;

•	higher costs and expenses due to the need to provide additional products and services to a customer at a reduced charge or at no charge;

•	claims for substantial damages against us, regardless of our responsibility for any failure, which may lead to increased insurance costs;

•	negative publicity regarding us and our products, which could adversely affect our ability to attract new customers; and

•	diversion of management and development time and resources.

Our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims or our insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could adversely affect our business.

We have made, and may continue to make, strategic acquisitions or enter into joint ventures. If we are not successful in operating or integrating these acquisitions or joint ventures, our business, results of operations and financial condition may be materially and adversely affected.

In the past, we have acquired companies that we believed would enhance the expansion of our business and products. We may make selective opportunistic acquisitions of companies or businesses with resources and product or service offerings capable of providing us with additional product and/or market strengths. Acquisitions involve significant risks and uncertainties, including:

•	the industry may develop in a different direction than anticipated and the technologies we acquire may not prove to be those we need;

•	the future valuations of acquired businesses may decrease from the market price we paid for these acquisitions;

•	the revenues of acquired businesses may not offset increased operating expenses associated with these acquisitions;

•	potential difficulties in integrating new products, software, businesses and operations in an efficient and effective manner;

•	our customers or customers of the acquired businesses may defer purchase decisions as they evaluate the impact of the acquisitions on our future product strategy;

•	potential loss of key employees of the acquired businesses;

•	diversion of the attention of our senior management from the operation of our daily business;

•	entering new markets in which we have limited experience and where competitors may have a stronger market presence;

•	the potential adverse effect on our cash position as a result of all or a portion of an acquisition purchase price being paid in cash;

•	potential issuance of securities that are superior to the right of holders of our common stock, or that would dilute our shareholders’ percentage ownership;

•	potential assumption and/or incurrence of liabilities and the increased risk of costly and time-consuming litigation, including stockholder lawsuits; and

•	the potential assumption of significant amounts of debt.

Our inability to successfully operate and integrate newly acquired businesses in a timely manner could have a material adverse effect on our ability to take advantage of further growth in demand for IP-optimized network solutions, if any, and other advances in technologies and ultimately our results of operations and/or financial condition.

Acquisitions are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results.

Our use of the Credit Facility from Silicon Valley Bank presents certain risks.

On August 1, 2006, we and our wholly-owned subsidiary, Airspan Communications Limited, entered into a Loan and Security Agreement (the "Loan and Security Agreement") with Silicon Valley Bank ("SVB"), with respect to a revolving credit line. For the two year term of the credit line, we may, subject to certain adjustments, borrow up to the lesser of (i) $10,000,000 and (ii) 80% of eligible accounts receivable. Although we believe the credit facility will increase our financial resources and financial flexibility, our use of the credit facility does present certain risks. Our ability to borrow under the credit facility is a function of, among other things, our base of eligible accounts receivable and the rate at which advances are made against eligible receivables (the "Advance Rate"). If the amount or quality of our accounts receivable deteriorates or the Advance Rate is adjusted downward, our ability to borrow under the credit facility will be directly, negatively affected. If there is a downward adjustment in the borrowing base at a time when we are unable to, within three business days, repay SVB the amount by which the borrowing base has been decreased, we will likely be in default under the Loan and Security Agreement. In addition, the credit facility requires us to satisfy certain financial covenants. As a result, we cannot provide any assurances that we will be able to borrow under the Loan and Security Agreement at a time when we most need money to fund working capital or other needs. The credit facility also contains various provisions that restrict our use of cash and operating flexibility. These provisions could have important consequences for us, including (i) causing us to use a portion of our cash flow from operations for debt repayment and/or service rather than other perceived needs, (ii) precluding us from incurring additional debt financing for future working capital or capital expenditures and (iii) impacting our ability to take advantage of significant, perceived business opportunities, such as acquisition opportunities or to react to market conditions. Our failure to meet financial and other covenants could give rise to a default under the Loan and Security Agreement. In the event of an uncured default, the Loan and Security Agreement provides that all amounts owed to SVB are immediately due and payable and that SVB has the right to enforce its security interest in our assets.

Our projected demand for capital in future periods may change quickly and may adversely affect our results of operations and/or prospects.

We recognize that our projected demand for capital in future periods may change quickly due to a variety of factors, estimates and assumptions. If our projected demand for capital materially increases and our then current and/or projected cash resources have not increased a comparable amount, we may need to modify our existing business plan. If we are ever compelled to adopt measures to conserve cash resources, such measures may adversely affect our results of operations and our short term and/or long term prospects for growth and profitability.

If our stock price falls below $1.00 per share, our common stock may be de-listed from the Nasdaq Global Market.

The National Association of Securities Dealers, Inc. has established certain standards for the continued listing of a security on the Nasdaq Global Market. These standards require, among other things, that the minimum bid price for a listed security be at least $1.00 per share. Under Nasdaq’s listing maintenance standards, if the closing bid price of our common stock remains below $1.00 per share for 30 consecutive trading days, Nasdaq will issue a deficiency notice to us. If the closing bid price subsequently does not reach $1.00 per share or higher for a minimum of ten consecutive trading days during the 180 calendar days following the issuance of the deficiency notice from Nasdaq, Nasdaq may de-list our common stock from trading on the Nasdaq Global Market.

If our common stock is to be de-listed from the Nasdaq Global Market, we may apply to have our common stock listed on the Nasdaq SmallCap Market. In the event that such application is accepted, of which there can be no assurance, we anticipate the change in listings may result in a reduction in some or all of the following, each of which could have a material adverse effect on our investors:

•	the liquidity of our common stock;

•	the market price of our common stock;

•	the number of institutional investors that will consider investing in our common stock;

•	the number of investors in general that will consider investing in our common stock;

•	the number of market makers in our common stock;

•	the availability of information concerning the trading prices and volume of our common stock;

•	the number of broker-dealers willing to execute trades in shares of our common stock; and

•	our ability to obtain financing for the continuation of our operations.

Should our application to the Nasdaq SmallCap Market be rejected or if we fail to continue to satisfy the Nasdaq SmallCap Market’s continued listing requirements, our common stock could be delisted entirely or relegated to trading on the over-the-counter-market.

For 2004 and 2005, our independent registered public accounting firm reported material weaknesses in our internal control over financial reporting. If such material weaknesses were to recur, they could result in a material misstatement in our financial statements that would not be prevented or detected, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock.

In connection with the audits of our financial statements for 2004 and 2005, our independent registered public accounting firm reported to our Audit Committee a "material weakness" in our internal control over financial reporting. In general, a material weakness is defined as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The material weakness reported in 2004 was that that the Company’s internal control pertaining to the review and evaluation of the accounting treatment required for complex and non-standard Stockholders’ Equity transactions, in particular the Company’s issuance of Series A Preferred Stock, was ineffective.

The material weakness reported in 2005 was that our processes and procedures relating to the appropriate accounting treatment for the recognition of revenue under certain types of extended payment arrangements in our sales contracts did not operate effectively.

Although we believe we have remediated the material weakness identified above, the measures we have taken to date or any future measures we may take might not sufficiently allow us to maintain adequate controls over our financial processes and reporting in the future.

In addition, we identified an additional material weakness in 2005. Following the performance of a physical inventory count at our Israeli subsidiary in January 2006, significant differences were identified between the count and the inventory subledger. The differences were for the most part due to inventory movements that had not been recorded or were recorded incorrectly. We also identified at our Israeli subsidiary insufficient segregation of duties in the Logistics department, inadequate security access controls and failure to perform effective and timely reviews of reconciliations by individuals with appropriate levels of experience, which contributed to the delay in the differences being detected. We are in the process of remediating this material weakness.

Furthermore, additional material weaknesses in our internal control over financial reporting could be discovered in the future. To the extent we identify any additional weaknesses in our internal control over financial reporting, significant resources from our management team and additional expenses may be required to implement and maintain effective controls and procedures. In addition, we may need to hire additional employees and outside consultants and further train our existing employees. If the material weaknesses previously reported by our independent registered public accounting firm were to recur, if we fail to implement required new or improved controls, or if we encounter difficulties in their implementation, our operating results could be adversely affected. If such an event were to occur, we may fail to meet our reporting obligations or we may have material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting. Ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We have a significant shareholder whose interests may conflict with other shareholders of the Company.

As of the date of this prospectus, it is our understanding that Oak Investment Partners XI, Limited Partnership (“Oak”) owns all of the outstanding shares of the Company’s Series B Preferred Stock (the “Series B Shares”). Based upon our capitalization as of January 11, 2007, the Series B Shares are initially convertible into a total of approximately 33% of our common stock (assuming conversion of the Series B Shares, but without giving effect to the exercise or conversion of any other outstanding options, warrants or convertible securities) and, upon such conversion, would represent approximately 29% of the voting power outstanding.

Because Oak will own a significant percentage of our voting power, it may have considerable influence in determining the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including the election of directors and approval of mergers, consolidations and the sale of all or substantially all of our assets. In addition, for as long as Oak is the holder of at least a majority of the issued and outstanding shares of Series B Preferred Stock and the number of shares of common stock into which the then outstanding shares of Series B Preferred Stock are convertible represents at least fifteen percent of the total issued and outstanding shares of our common stock, Oak will be entitled to elect one member of our Board of Directors. On September 22, 2006, our Board of Directors appointed a new member, Mr. Bandel L. Carano, to the Company's Board of Directors. Mr. Carano has been designated by Oak as Oak's appointee to the Board.

So long as the Series B Preferred Stock is outstanding, we have agreed to refrain from taking certain actions without the approval of our holders of a majority of the then outstanding Series B Preferred Stock voting separately as a class.

The rights and privileges of the Series B Preferred Stock may have an effect on our conduct of operations, financing or investing.  In addition, upon any liquidation of the Company, certain mergers, reorganizations and/or consolidations of the Company into or with another corporation, the sale by us of all or substantially all of our assets or any transaction or series of related transactions in which a person, entity or group acquires 50% or more of the combined voting power of our then outstanding securities (a “Liquidation”), the holders of the Series B Preferred Stock will have a claim against our assets senior to the claim of the holders of common stock in an amount equal to $290.00 per share of Series B Stock (as appropriately adjusted for any combinations, divisions, or similar recapitalizations affecting the Series B Preferred Stock after issuance).

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this prospectus or in any prospectus supplement or incorporated by reference in this prospectus, including statements regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, may be deemed to be forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. These important factors include the factors that we identify in the documents we incorporate by reference in this prospectus, particularly the factors referenced under the heading "Risk Factors." You should read these factors and other cautionary statements made in this prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in the prospectus, in any prospectus supplement and in the documents we incorporate by reference in this prospectus. We do not assume any obligation to update any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet on our website at www.airspan.com. This information can also be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of this material can be obtained from the SEC at prescribed rates. You may obtain information about the public reference facilities by calling the SEC at (800) SEC-0330. In addition, the SEC maintains a web site www.sec.gov that contains the reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company.

Our Shares are traded on Nasdaq under the symbol “AIRN,” and you may inspect copies of any documents we file with the SEC at the offices of The National Association of Securities Dealers, Inc. located at 1735 K Street, NW, Washington, DC 20006.

The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports which we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus are incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

We have filed the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:

(1) Our Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the SEC on March 31, 2006;

(2) Our Quarterly Reports on Form 10-Q for the quarters ended April 2, 2006, July 2, 2006 and October 1, 2006, as filed with the SEC on May 12, 2006, August 11, 2006 and November 13, 2006;

(3) Our Current Reports on Form 8-K, as filed with the SEC on January 24, 2006, February 8, 2006, March 13, 2006, March 24, 2006, March 31, 2006, May 15, 2006, June 19, 2006, June 29, 2006, July 7, 2006, July 14, 2006, July 25, 2006, July 31, 2006, August 1, 2006, August 7, 2006, August 11, 2006, September 21, 2006, September 26, 2006, November 9, 2006 and December 26, 2006;

(4) All of our filings pursuant to the Securities Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(5) A description of our Common Stock contained in our registration statement on Form S-1 filed with the SEC on July 18, 2000.

Certain Current Reports on Form 8-K dated both prior to and after the date of this prospectus are or will be furnished to the SEC and shall not be deemed “filed” with the Securities and Exchange Commission and will not be incorporated by reference into this prospectus. However, all other reports and documents filed by us after the date of this prospectus under Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the Common Stock covered by this prospectus are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed.

You may request a copy of this prospectus and any document incorporated by reference herein at no cost, by writing, calling or e-mailing us at the following address:

Airspan Networks, Inc.
777 Yamato Road, Suite 310
Boca Raton, FL 33431
Attention: Airspan Shareholder Services
Telephone: (561) 893-8670
Email: estonestrom@airspan.com

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with different information

LEGAL MATTERS

Legal matters with respect to the Common Stock offered by this prospectus will be passed upon for us by Hunton & Williams LLP.

EXPERTS

The consolidated financial statements of Airspan Networks, Inc. and schedule,  appearing in Airspan Networks Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities, other than underwriting discounts and agency fees or commissions, are set forth in the following table. All amounts except the SEC registration fee are estimated. None of these expenses will be borne by the Selling Shareholder.

SEC registration fee	$9,223.01
Nasdaq Global Market listing fees	$0
Accounting fees and expenses	$7,500
Printing expenses	$1,000
Legal fees and expenses	$30,000
Miscellaneous	$0
Total	$47,723.01

Item 15. Indemnification of Directors and Officers.

Section 23B.08.510 of the Washington Business Corporation Act authorizes Washington corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. The Company’s Amended and Restated Articles of Incorporation require indemnification of the Company’s officers and directors to the fullest extent permitted by Washington law. The Company also maintains directors’ and officers’ liability insurance.

The Company’s Amended and Restated Articles of Incorporation, as amended to date, provide that the Company shall, to the full extent permitted by the Washington Business Corporation Act of the State of Washington, as amended from time to time, indemnify all directors and officers of the Company and advance expenses to each of our currently acting and former directors, subject to certain exceptions in the By-laws. In addition, the Company’s Amended and Restated Articles of Incorporation contain a provision eliminating the personal liability of directors to the Company or its shareholders for monetary damages arising out of a breach of fiduciary duty. Under Washington law, this provision eliminates the liability of a director for breach of fiduciary duty but does not eliminate the personal liability of any director for (i) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Washington Business Corporation Act (which section relates to unlawful distributions) or (iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled.

The Company’s Amended and Restated Articles of Incorporation, as amended to date, further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Washington Business Corporation Act is amended to expand the indemnification permitted to directors or officers the Company must indemnify those persons to the full extent permitted by such law as so amended.

Directors and officers of the Company are insured, at the expense of the Company, against certain liabilities which might arise out of their employment and which might not be indemnified or indemnifiable under the By-Laws. The primary coverage is provided by a Directors and Officers Liability Insurance Policy in customary form. No deductibles or retentions apply to individual directors or officers.

Item 16. Exhibits.

Exhibit No.	Description
4.1	Amended and Restated Articles of Incorporation of Airspan (1)
4.2	Articles of Amendment to the Articles of Incorporation (2)
4.3	Articles of Amendment to the Articles of Incorporation (3)
4.4	Amended and Restated Bylaws of Airspan (3)
4.5	Form of Airspan’s common stock certificate (4)
4.6	Preferred Stock Purchase Agreement, dated July 28, 2006 among Airspan Networks, Inc. and Oak Investment Partners XI, Limited Partnership (5)
5.1	Opinion of Hunton & Williams LLP*
23.1	Consent of Grant Thornton LLP*
23.2	Consent of Hunton & Williams LLP(included in Exhibit 5.1)*
24.1	Power of Attorney (Included on the Signature Page hereto)

*filed herewith

1	Incorporated by reference to Airspan’s Form 10-Q for the quarter ended April 4, 2004.

2	Incorporated by reference to the Company’s report on Form 8-K filed on September 15, 2004.

3	Incorporated by reference to the Company’s report on Form 8-K filed on September 26, 2006.

4	Incorporated by Reference to Airspan’s Registration Statement on Form S-1 (333-34514) filed July 18, 2000.

5	Incorporated by reference to the Company’s report on Form 8-K filed on August 1, 2006.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement, or that is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this Registration Statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)  To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4)  That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)  Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. PROVIDED, HOWEVER, that no statement made in a registration statement or incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)  That, for the purpose of determining liability of a Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about an undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on this 23rd day of January, 2007.

AIRSPAN NETWORKS, INC.

By:	/s/ Eric D. Stonestrom
Name: Eric D. Stonestrom Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Each person whose signature appears below constitutes and appoints Eric D. Stonestrom and Matthew J. Desch, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all pre-effective and post-effective amendments to this Registration Statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying all that such attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Eric D. Stonestrom Eric D. Stonestrom	President, Chief Executive Officer and Director (Principal Executive Officer)	January 23, 2007

/s/ David Brant David Brant	Senior Vice President, Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 23, 2007

/s/ Matthew J. Desch Matthew J. Desch	Chairman of the Board and Director	January 23, 2007

/s/ Frederick R. Fromm Frederick R. Fromm	Director	January 23, 2007

/s/ Guillermo Heredia Guillermo Heredia	Director	January 23, 2007

/s/ Thomas S. Huseby Thomas S. Huseby	Director	January 23, 2007

/s/ David A. Twyver David Twyver	Director	January 23, 2007

Signature	Title	Date

/s/ Michael T. Flynn Michael T. Flynn	Director	January 23, 2007

/s/ Julianne M. Biagini Julianne M. Biagini	Director	January 23, 2007

/s/ Bandel L. Carano Bandel L. Carano	Director	January 23, 2007

INDEX TO EXHIBITS

Exhibit No.	Description
4.1	Amended and Restated Articles of Incorporation of Airspan (1)
4.2	Articles of Amendment to the Articles of Incorporation (2)
4.3	Articles of Amendment to the Articles of Incorporation (3)
4.4	Amended and Restated Bylaws of Airspan (3)
4.5	Form of Airspan’s common stock certificate (4)
4.6	Preferred Stock Purchase Agreement, dated July 28, 2006 among Airspan Networks, Inc. and Oak Investment Partners XI, Limited Partnership (17)
5.1	Opinion of Hunton & Williams LLP*
23.1	Consent of Grant Thornton LLP*
23.2	Consent of Hunton & Williams LLP(included in Exhibit 5.1)*
24.1	Power of Attorney (Included on the Signature Page hereto)

*filed herewith

1	Incorporated by reference to Airspan’s Form 10-Q for the quarter ended April 4, 2004.

2	Incorporated by reference to the Company’s report on Form 8-K filed on September 15, 2004.

3	Incorporated by reference to the Company’s report on Form 8-K filed on September 26, 2006.

4	Incorporated by Reference to Airspan’s Registration Statement on Form S-1 (333-34514) filed July 18, 2000.

5	Incorporated by reference to the Company’s report on Form 8-K filed on August 1, 2006.